

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 25, 2008

By Facsimile and U.S. Mail

Mr. John Hiner
Chief Executive Officer
Geocom Resources Inc.
114 West Magnolia Street, Suite 413
Bellingham, WA 98225

> **Re:** **Geocom Resources Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed November 13, 2007**
> **File No. 000-49621**

Dear Mr. Hiner:

We have reviewed your Form 10-KSB for the fiscal year ended June 30, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Description of Property, page 9

La Carolina Project, San Luis, Argentina, page 10

1. We note your disclosure that Latin American issued 50,000 common shares and
    made payments of $50,000 with respect to the agreement to purchase up to a 75%
    interest in the La Carolina project. Please clarify how you accounted for your
    respective share of such consideration and provide the related journal entries.

Consolidated Financial Statements, page 29

2. Please tell us why you did not include audited financial statements for the period
    June 19, 2000 (inception) through June 30, 2007.

Independent Auditor's Report, page 30

3. We note that the independent auditor issued its report in Vancouver, British
    Columbia, Canada, while the Company's operations primarily take place in
    Alaska and Chile and that you are incorporated in Nevada. To the extent that the
    auditor relied on the opinion of other auditors, this needs to be identified in the
    report and that audit report is required to be filed. Refer to Rule 2-05 of
    Regulation S-X and Note 2 to Item 310 of Regulation S-B. Tell us where the
    accounting records for the operations in Alaska and Chile are maintained. Please
    provide us with more information regarding the manner in which the Canadian
    auditors audited the company's operations such that reliance on other auditors
    was not necessary.

4. Exploration Properties, page 39

4. We note from your disclosure that you "issued 150,000 shares to Solitario; and
    TNR agrees that such issuance is compensation to TNR and Solitario for its
    agreement." Please support you capitalization of the value of these shares issued
    as acquisition costs in accordance with the guidance in EITF 04-2.

8. Stock Based Compensation, page 42

5. Please review the disclosure requirements of FAS 123R and ensure that your
    disclosure complies with its requirements. In this regard, and without limitation,
    it appears that you should expand your disclosure to include the total intrinsic
    value of stock options exercised during the periods presented in accordance with
    paragraph A240(c)(2)of FAS 123R.

Controls and Procedures, page 47

6.   We note your statement that "There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting." Please confirm, if true, that your "taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting" did not occur during the period indicated in your referenced statement or otherwise advise. This comment also applies to your Form 10-QSB for the fiscal quarter ended September 30, 2007.

Exhibit 31

7.   Please confirm that the inclusion of your Principal Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Principal Executive Officer's and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B. Please revise you interim filings as applicable.

Engineering Comment

General

8.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> *"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Please indicate the location of this disclaimer in your response.

9.   We also note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.

These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form XXX. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

La Carolina Project, San Luis, Argentina
Property and Claims, page 10

10.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

11.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of the quantity and type of claims such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

- Pleas include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Escorpion property, Chile

Property and Claims, page 16

12.   We note you use sample ranges as you report gold grades in underground workings of up to 12 grams per tonne. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief